Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF GUARD DOG, INC.

(Pursuant to Sections 78.030-.045, 78.390-.390 and 78,403 of the General Corporation Law of the State of Nevada, this Amended and Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of the Corporation.

Guard Dog, Inc. (the “Corporation”), organized and existing under and by virtue of the Nevada Corporation Law of the State of Nevada (the “NGCL”), does hereby certify as follows:

The initial date of incorporation of the Corporation was September 27, 2005, under the name FSBO Media Holdings, Inc. (But changed to Guard Dog, Inc. hereafter, the Corporation - on August 28, 2008).

The following amendment and restatement of the Corporation’s Certificate of Incorporation was approved by the unanimous written consent of the Corporation’s Board of Directors (the “Board of Directors” or the “Board”) in accordance with the above cited provisions of the NGCL and duly adopted by the consent of the stockholders in accordance with the provisions of Section 78.320 of the NGCL;

FIRST. The name of this Corporation is Guard Dog, Inc.

SECOND. The registered agent of the Corporation is Registered Agent, Inc. Its registered office of the Corporation in the state of Nevada is located at 769 Basque Way, Suite 300, Carson City, Nevada 89706.

THIRD. The nature of the business and the purposes to be conducted and promoted by the Corporation shall be to conduct any lawful business; to promote any lawful purpose and to engage in any lawful activity for which corporations may be organized under the NGCL, and to have and exercise all of the powers conferred by the laws of the State of Nevada upon corporations incorporated or organized under the NGCL.

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FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 6,000,000,000, divided into two classes: (a) the first class consisting of 5,964,500,000 shares of common Stock, $0.001 par value per shares (the “Common Stock”), and (b) the second class of consisting of 35,500,000 Shares of Preferred Stock (the “Preferred Stock”, of which 24,000,000 shares are designated Series A Convertible preferred stock ($0.0001 par value; 1,500,000 Shares are designated Series B Convertible Preferred Stock ($0.0001 par value; 5,000,000 shares are designated Series C Convertible Preferred Stock ($0.0001 par value; and 5,000,000 on Share are designated Series D Convertible Preferred Stock ($0.000l par value. The number of authorized shares of Common Stock may be increased or decreased, but not below the number of shares of Common Stock then outstanding plus the number of shares of Common stock issuable pursuant to any stock options or convertible securities then outstanding, by the affirmative Vote or written consent of (a) the holders of a majority of the outstanding capital stock of the Corporation (voting together as a single class on an “as if converted” basis, and (b) the holders whose vote or written consent may be required pursuant to this Article of this Amended and Restated Certificate of Incorporation.

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as Shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock. The Corporation shall, from time to time, in accordance with the laws of the State of Nevada, increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance upon conversion of the Preferred Stock Shall not be sufficient to permit conversion of the Preferred Stock.

The relative rights, preferences, privileges and restrictions granted to or imposed upon the several classes and series of the shares of capital stock are as set forth in the attached respective Certificates of Designation for both the Common and Preferred Stock. Each such Certificate of Designation addresses, among other terms, any liquidation preferences, conversion rights and/or voting rights or any elements unique to the class.

FIFTH. In the event that dividends are paid on any shares of Common Stock, such dividend shall be paid with respect to all outstanding shares in an amount per share equal to the amount declared. No dividends will be paid on any Preferred Stock.

SIXTH. The Corporation is to have perpetual existence.

SEVENTH. Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

EIGHTH. The number of directors (from one to five) which constitute the whole Board of Directors of the Corporation (from one to five) shall be designated in accordance with the Bylaws.

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NINTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

TENTH.

(A) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the NGCL as the same exists or may hereafter be amended. Any repeal of modification of this Tenth Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

(B) The Corporation shall indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding, to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that, he, his testator or intestate, is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Tenth Article, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this Tenth Article, shall eliminate or reduce the effect of this Tenth Article, with respect to any matter occurring, or any action or proceeding accruing or arising or that, but for this Tenth Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ELEVENTH. Meetings of stockholders may be held within or without the State of Nevada as the Bylaws may provide. The books fo the Corporation may be kept (subject to any provision contained in the statutes0 outside of the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this amended and Restated Certificate of Incorporation to be signed by its President and Secretary, this 3rd day of September, 2013.

GUARD DOG, INC.

Bill Sehaefer, President and Secretary

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